FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2009

Commission File Number 1-8320

Hitachi, Ltd.

(Translation of registrant’s name into English)

6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8280, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K contains the following:

1.	Press release dated March 10, 2009 regarding announcement on outcome of tender offer relating to Hitachi Koki shares and change of subsidiary

2.	Press release dated March 12, 2009 regarding announcement on outcome of tender offer relating to Hitachi Kokusai Electric shares and change of subsidiary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hitachi, Ltd.
(Registrant)

Date March 13, 2009	By	/s/ Toshiaki Kuzuoka
Toshiaki Kuzuoka
Vice President and Executive Officer

Hitachi Announces Outcome of Tender Offer Relating to

Hitachi Koki Shares and Change of Subsidiary

Tokyo, March 10, 2009 — Hitachi, Ltd. (NYSE:HIT / TSE:6501) today announced the outcome of the tender offer (hereinafter “Tender Offer”) for common stocks of Hitachi Koki Co., Ltd. (TSE:6581), which was announced on January 14, 2009, was commenced on January 26, 2009 and was ended on March 9, 2009.

As a result of the Tender Offer, Hitachi Koki will be Hitachi’s consolidated subsidiary.

I. Outcome of the Tender Offer

1. Outline of the Tender Offer

(1) Company Name and Location of the Tender Offeror

Hitachi, Ltd.

6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo

(2) Company Name of the Target

Hitachi Koki Co., Ltd.

(3) Class of Stock Purchased

Common stock

(4) Planned Number of Share Certificates to Be Purchased

Planned Number of Shares to Be Purchased	Planned Minimum Number of Shares to Be Purchased	Planned Maximum Number of Shares to Be Purchased
12,473,000 shares	— shares	12,473,000 shares

Notes:

1.	In the event that the total number of tendered share certificates, etc., is less than or equal to the planned maximum number of shares to be purchased (12,473,000 shares), Hitachi will purchase all the share certificates, etc., tendered in the Tender Offer. If the total number of tendered share certificates, etc., exceeds the planned maximum number of shares to be purchased (12,473,000 shares), Hitachi will not purchase the excess in whole or in part. Instead, Hitachi shall determine the purchase of share certificates and handle other settlement matters on a pro rata basis, in accordance with Article 27-13, Paragraph 5 of the Financial Instruments and Exchange Law (the “Law”) of Japan and the provisions of Article 32 of the Cabinet Office Ordinance regarding disclosure of tender offers for shares, etc., by entities other than issuers (the “Ordinance”).
2.	Shares constituting less than one trading unit (tangen) are also eligible for the Tender Offer. In addition, Hitachi Koki may purchase its own shares during the Tender Offer Period, pursuant to applicable laws and regulations, if shareholders owning less than one trading unit exercise their right to request purchase of their shares in accordance with the relevant provisions of the Corporation Law.
3.	Hitachi does not intend to acquire treasury shares held by Hitachi Koki through the Tender Offer.
4.	Hitachi Koki stock acquisition rights may be exercised during the Tender Offer Period. Hitachi Koki common stock issued or transferred as a result of such exercise of rights is also eligible for this Tender Offer.

(5) Duration of the Tender Offer

From Monday, January 26, 2009 to Monday, March 9, 2009 (both inclusive)

(30 business days)

(6) Price of Tender Offer

¥1,300 per share

2. Outcome of Tender Offer

(1) Outcome

Planned Number of Shares to Be Purchased	Planned Minimum Number of Shares to Be Purchased	Planned Maximum Number of Shares to Be Purchased	Number of Shares Tendered	Number of Shares Purchased
12,473,000 shares	— shares	12,473,000 shares	34,764,667 shares	12,473,000 shares

(2) Completion of Tender Offer

Because the total number of tendered share certificates, etc. (34,764,667 shares), exceeded the planned maximum number of shares to be purchased (12,473,000 shares), Hitachi does not purchase the excess in whole or in part and Hitachi shall determine the purchase of share certificates and handle other settlement matters on a pro rata basis, in accordance with Article 27-13, Paragraph 5 of the Law and the provisions of Article 32 of the Ordinance, as stated in the Public Notice of Commencement of the Tender Offer and the Tender Offer Registration Statement.

(3) Changes in Shareholding Ratio After Tender Offer

Number of voting rights represented by share certificates, etc., held by the Tender Offeror immediately before the Tender Offer	282,861 units	(Shareholding ratio before the Tender Offer: 27.94%)

Number of voting rights represented by share certificates, etc., held by Special Related Parties immediately before the Tender Offer	112,214 units	(Shareholding ratio before the Tender Offer: 11.09%)

Number of voting rights represented by share certificates, etc., held by the Tender Offeror immediately after the Tender Offer	407,591 units	(Shareholding ratio after the Tender Offer: 40.12%)

Number of voting rights represented by share certificates, etc., held by Special Related Parties immediately after the Tender Offer	112,214 units	(Shareholding ratio after the Tender Offer: 11.04%)

Total number of voting rights held by all the shareholders in the Target	1,012,252 units

Notes:

1.	The “Number of voting rights represented by share certificates, etc., held by Special Related Parties immediately before the Tender Offer” and the “Number of voting rights represented by share certificates, etc., held by Special Related Parties immediately after the Tender Offer” represents the total number of voting rights relating to share certificates, etc., held by each Special Related Party (excluding treasury stock held by Hitachi Koki).
2.	The “Total number of voting rights held by all the shareholders in the Target” (Every 100 shares represent one trading unit (1 tangen)) indicates the number of voting rights of all the shareholders of the Target as of December 31, 2008, as reported in the Quarterly Report for the 3rd quarter of its 87 th Business Period, submitted by Hitachi Koki on February 12, 2009. Because shares of less than one trading unit also fall within the scope of this Tender Offer, the “Shareholding ratio after the Tender Offer” was calculated based on 1,016,009 units for the “Total number of voting rights held by all the shareholders in the Target.” This was determined by adding 1,627 units (the number of voting rights corresponding to 162,725 shares of less than one trading unit after deducting 51 shares, the number of Hitachi Koki’s treasury shares that were less than one unit as of December 31, 2008 from 162,776 shares, the number of shares of less than one unit as of the same date as reported by Hitachi Koki in the aforementioned Quarterly Report) to 1,012,252 units, the “Total number of voting rights held by all the shareholders in the Target.” Because Hitachi Koki shares that have been or could be issued or transferred due to the exercise of stock acquisition rights from December 31, 2008 to the last day of the Tender Offer Period are also eligible for the Tender Offer, 2,130 units were also added, being the maximum number of voting rights attached to Hitachi Koki shares that have been or could be issued or transferred due to the exercise of 213 stock acquisition rights as of December 31, 2008, as reported in the aforementioned Quarterly Report.
3.	The figures in the “Shareholding ratio immediately before the Tender Offer” and the “Shareholding ratio after the Tender Offer” were rounded to second decimal places.

(4) Calculation Method for Settlement Matters on a Pro Rata Basis

Because the total number of tendered share certificates, etc. exceeded the planned maximum number of shares to be purchased (up to 12,473,000 shares), Hitachi does not purchase the excess in whole or in part and determines the purchase of share certificates and handle other settlement matters on a pro rata basis, in accordance with Article 27-13, Paragraph 5 of the Law and the provisions of Article 32 of the Ordinance (If the number of tendered share certificates, etc., by a shareholder contains a portion of shares less than 1 trading unit (tangen: 100 shares), the number of shares to be purchased, as calculated on a pro rata basis, will be limited to the number of tendered share certificates, etc., by each shareholder.), as stated in the Public Notice of Commencement of the Tender Offer and the Tender Offer Registration Statement.

Because the total number of shares to be purchased from each tendering shareholder, after rounding the number of shares constituting less than one trading unit resulting from pro rata calculation, was more than the planned maximum number of shares to be purchased, Hitachi reduced the purchase by one trading unit from each of the tendering shareholders, beginning with the tendering shareholder with the most shares rounded up to a trading unit, to the extent that the number of shares to be purchased does not fall below the planned maximum number of shares to be purchased (if the number of shares to be purchased, as calculated on a pro rata basis, contains a portion of shares less than one trading unit, the purchase will be reduced by that amount). However, because the planned maximum number of shares to be purchased was not reached as a result of reducing purchases via this method from all tendering shareholders with the same number of fractional shares raised to a trading unit, reductions was determined by lottery among said shareholders to the extent that the number of shares to be purchased does not fall below the planned maximum number of shares to be purchased.

(5) Tender Offer Cost

¥16,215 million

(6) Method of Settlement

1) Name and Location of Head Office of Securities Companies/Banks, etc., in Charge of Settlement

Nomura Securities Co., Ltd.

9-1, Nihombashi 1-chome, Chuo-ku, Tokyo

2) Commencement Date of Settlement

Monday, March 16, 2009

3) Method of Settlement

Upon expiration of the Tender Offer Period, Hitachi will, without delay, send notice of Tender Offer purchases and other matters to the addresses of tendering shareholders (in the case of a foreign resident who does not hold a working account with the Tender Offer Agent, to its standing proxy). Purchases will be made in cash. Payment for purchased shares will be made by means of remittance, etc., in accordance with the instructions of tendering shareholders (Fees may be incurred for remitting payment.).

4) Method of Returning Share Certificates, etc.

Hitachi will return share certificates, etc. by recovering the record to the status immediately before the share certificates, etc. were tendered, soon after the commencement date of settlement. (If share certificates, etc. are to be transferred to an account of a tendering shareholder at another securities company, etc., please provide instructions to that effect.)

(7) Location Where Tender Offer Report is Available

Hitachi, Ltd. (6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo)

Tokyo Stock Exchange, Inc. (2-1, Nihombashi Kabutocho, Chuo-ku, Tokyo)

Osaka Securities Exchange Co., Ltd. (8-16, Kitahama 1-chome, Chuo-ku, Osaka)

3. Management Policy and Outlook After Completion of the Tender Offer

The management policy after completion of the Tender Offer is the same as Hitachi’s news release on January 14, 2009 titled “Hitachi to Commence Tender Offer for Hitachi Koki Shares.”

Hitachi expects that the outcome of the Tender Offer will have negligible impact on the Hitachi’s consolidated business results for the fiscal year ending on March 31, 2009.

II. Change in Status of Subsidiary

1. Reason and Method of the Change

As a result of the tender offer, Hitachi Koki will be a consolidated subsidiary of Hitachi.

2. Outline of the Subsidiary

Company Name	Hitachi Koki Co., Ltd.
Name and Title of Representative	Yasuyuki Konishi, President & Director
Head Office	15-1, Konan 2-chome, Minato-ku, Tokyo, Japan
Date Established	December 18, 1948
Description of Business	Manufacture and sales of power tools
Accounting Period	March
Employee Number	1,591 (As of December 31, 2008)
Paid-in Capital	¥17,813 million (As of December 31, 2008)
Number of Shares Issued	123,072 thousand shares (As of February 12, 2009)
Major Shareholders and Shareholdings	Hitachi, Ltd.	22.98%
	Chuo Shoji Ltd.	8.99%
	Japan Trustee Services Bank, Ltd.	6.03%
	The Master Trust Bank of Japan, Ltd.	3.16%
	Trust & Custody Services Bank, Ltd.	1.46%
	(As of September 30, 2008)

Performance Trends in the Most Recent Business Year:

(Consolidated basis)

	March 31, 2007	March 31, 2008
Revenues	153,013 million yen	174,756 million yen
Operating income	19,205 million yen	22,320 million yen
Ordinary income	19,083 million yen	22,483 million yen
Net income	13,069 million yen	15,561 million yen
Total assets	154,143 million yen	167,501 million yen
Net asset	115,952 million yen	121,887 million yen

(Non-consolidated basis)

	March 31, 2007	March 31, 2008
Revenues	78,202 million yen	83,569 million yen
Operating income	14,359 million yen	15,950 million yen
Ordinary income	16,016 million yen	17,872 million yen
Net income	10,094 million yen	12,282 million yen
Total assets	125,228 million yen	131,057 million yen
Net asset	105,296 million yen	110,836 million yen
Cash dividend per share	38.00 yen	45.00 yen

3. Number of Shares Purchased, Purchase Price, Ratio to Number of Shares Issued and Share Ownership Prior to and After Purchase

(1) Share ownership prior to purchase	28,286,119 shares
(Shareholding ratio to number of shares issued 22.98%)
(number of voting rights 282,861 units)

(2) Number of shares to be purchased	12,473,000 shares
(Purchase price ¥16,215 million; ratio to number of shares issued 10.13%)
(number of voting rights 124,730 units)

(3) Share ownership after purchase	40,759,119 shares
(Shareholding ratio to number of shares issued 33.12%)
(number of voting rights 407,591 units)

Notes:

1.	In addition to the above, Hitachi’s subsidiaries own 11,164,334 shares (shareholding ratio to number of shares issued: 9.07%; number of voting rights: 111,642 units) prior to the purchase and 11,126,234 shares (shareholding ratio to number of shares issued: 9.04%; number of voting rights: 111,261 units) after the purchase.
2.	The calculation of the ratio to number of shares issued above are based on the number of shares issued (123,072,776 shares) as of February 12, 2009 as stated in Hitachi Koki’s Quarterly Report for the 3rd quarter of its 87th Business Period as submitted on the same date.
3.	The figures in the ratio to number of shares issued above are rounded to second decimal places.

4. Scheduled Date of Change in Status of Subsidiary

Monday, March 16, 2009        Commencement Date of Settlement

5. Outlook

Hitachi expects that this change of subsidiary will have negligible impact on the Hitachi’s consolidated business results for the fiscal year ending on March 31, 2009.

Cautionary Statement

Certain statements found in this document may constitute “forward-looking statements” as defined in the U.S. Private Securities Litigation Reform Act of 1995. Such “forward-looking statements” reflect management’s current views with respect to certain future events and financial performance and include any statement that does not directly relate to any historical or current fact. Words such as “anticipate,” “believe,” “expect,” “estimate,” “forecast,” “intend,” “plan,” “project” and similar expressions which indicate future events and trends may identify “forward-looking statements.” Such statements are based on currently available information and are subject to various risks and uncertainties that could cause actual results to differ materially from those projected or implied in the “forward-looking statements” and from historical trends. Certain “forward-looking statements” are based upon current assumptions of future events which may not prove to be accurate. Undue reliance should not be placed on “forward-looking statements,” as such statements speak only as of the date of this document.

Factors that could cause actual results to differ materially from those projected or implied in any “forward-looking statement” and from historical trends include, but are not limited to:

•

increased commoditization of information technology products and digital media related products and intensifying price competition for such products, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

•	fluctuations in product demand and industry capacity, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

•	uncertainty as to Hitachi’s ability to continue to develop and market products that incorporate new technology on a timely and cost-effective basis and to achieve market acceptance for such products;

•	rapid technological innovation, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

•

exchange rate fluctuation for the yen and other currencies in which Hitachi makes significant sales or in which Hitachi’s assets and liabilities are denominated, particularly against the U.S. dollar and the euro;

•	increases in the price of raw materials including, without limitation, petroleum and other materials, such as copper, steel, aluminum and synthetic resins;

•

uncertainty as to Hitachi’s ability to implement measures to reduce the potential negative impact of fluctuations in product demand, exchange rate fluctuation and/or increases in the price of raw materials;

•

general socio-economic and political conditions and the regulatory and trade environment of Hitachi’s major markets, particularly Japan, Asia, the United States and Europe, including, without limitation, a return to stagnation or a deterioration of the Japanese economy, direct or indirect restrictions by other nations on imports, or differences in commercial and business customs including, without limitation, contract terms and conditions and labor relations;

•	uncertainty as to Hitachi’s access to, or ability to protect, certain intellectual property rights, particularly those related to electronics and data processing technologies;

•

uncertainty as to the outcome of litigation, regulatory investigations and other legal proceedings of which the Company, its subsidiaries or its equity method affiliates have become or may become parties;

•	the possibility of incurring expenses resulting from any defects in products or services of Hitachi;

•	uncertainty as to the success of restructuring efforts to improve management efficiency and to strengthen competitiveness;

•	uncertainty as to the success of alliances upon which Hitachi depends, some of which Hitachi may not control, with other corporations in the design and development of certain key products;

•	uncertainty as to Hitachi’s ability to access, or access on favorable terms, liquidity or long-term financing; and

•	uncertainty as to general market price levels for equity securities in Japan, declines in which may require Hitachi to write down equity securities it holds.

The factors listed above are not all-inclusive and are in addition to other factors contained in Hitachi’s periodic filings with the U.S. Securities and Exchange Commission and in other materials published by Hitachi.

# # #

Hitachi Announces Outcome of Tender Offer Relating to

Hitachi Kokusai Electric Shares and Change of Subsidiary

Tokyo, March 12, 2009 — Hitachi, Ltd. (NYSE:HIT / TSE:6501) today announced the outcome of the tender offer (hereinafter “Tender Offer”) for common stocks of Hitachi Kokusai Electric Inc. (TSE:6756), which was announced on January 14, 2009, was commenced on January 26, 2009 and was ended on March 11, 2009.

As a result of the Tender Offer, Hitachi Kokusai Electric will be Hitachi’s consolidated subsidiary.

I. Outcome of the Tender Offer

1. Outline of the Tender Offer

(1) Company Name and Location of the Tender Offeror

Hitachi, Ltd.

6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo

(2) Company Name of the Target

Hitachi Kokusai Electric Inc.

(3) Class of Stock Purchased

Common stock

(4) Planned Number of Share Certificates to Be Purchased

Planned Number of Shares to Be Purchased	Planned Minimum Number of Shares to Be Purchased	Planned Maximum Number of Shares to Be Purchased
13,406,000 shares	— shares	13,406,000 shares

Notes:

1.	In the event that the total number of tendered share certificates, etc., is less than or equal to the planned maximum number of shares to be purchased (13,406,000 shares), Hitachi will purchase all the share certificates, etc., tendered in the Tender Offer. If the total number of tendered share certificates, etc., exceeds the planned maximum number of shares to be purchased (13,406,000 shares), Hitachi will not purchase the excess in whole or in part. Instead, Hitachi shall determine the purchase of share certificates and handle other settlement matters on a pro rata basis, in accordance with Article 27-13, Paragraph 5 of the Financial Instruments and Exchange Law (the “Law”) of Japan and the provisions of Article 32 of the Cabinet Office Ordinance regarding disclosure of tender offers for shares, etc., by entities other than issuers (the “Ordinance”).
2.	Shares constituting less than one trading unit (tangen) are also eligible for the Tender Offer. In addition, Hitachi Kokusai Electric may purchase its own shares during the Tender Offer Period, pursuant to applicable laws and regulations, if shareholders owning less than one trading unit exercise their right to request purchase of their shares in accordance with the relevant provisions of the Corporation Law.
3.	Hitachi does not intend to acquire treasury shares held by Hitachi Kokusai Electric through the Tender Offer.

(5) Duration of the Tender Offer

From Monday, January 26, 2009 to Wednesday, March 11, 2009 (both inclusive)

(32 business days)

(6) Price of Tender Offer

¥780 per share

2. Outcome of Tender Offer

(1) Outcome

Planned Number of Shares to Be Purchased	Planned Minimum Number of Shares to Be Purchased	Planned Maximum Number of Shares to Be Purchased	Number of Shares Tendered	Number of Shares Purchased
13,406,000 shares	— shares	13,406,000 shares	40,958,234 shares	13,406,000 shares

(2) Completion of Tender Offer

Because the total number of tendered share certificates, etc. (40,958,234 shares) exceeded the planned maximum number of shares to be purchased (13,406,000 shares), Hitachi does not purchase the excess in whole or in part and Hitachi shall determine the purchase of share certificates and handle other settlement matters on a pro rata basis, in accordance with Article 27-13, Paragraph 5 of the Law and the provisions of Article 32 of the Ordinance, as stated in the Public Notice of Commencement of the Tender Offer and the Tender Offer Registration Statement.

(3) Changes in Shareholding Ratio After Tender Offer

Number of voting rights represented by share certificates, etc., held by the Tender Offeror immediately before the Tender Offer	39,056 units	(Shareholding ratio before the Tender Offer: 38.65%)

Number of voting rights represented by share certificates, etc., held by Special Related Parties immediately before the Tender Offer	492 units	(Shareholding ratio before the Tender Offer: 0.49%)

Number of voting rights represented by share certificates, etc., held by the Tender Offeror immediately after the Tender Offer	52,462 units	(Shareholding ratio after the Tender Offer: 50.99%)

Number of voting rights represented by share certificates, etc., held by Special Related Parties immediately after the Tender Offer	240 units	(Shareholding ratio after the Tender Offer: 0.23%)

Total number of voting rights held by all the shareholders in the Target	101,051 units

Notes:

1.	The “Number of voting rights represented by share certificates, etc., held by Special Related Parties immediately before the Tender Offer” and the “Number of voting rights represented by share certificates, etc., held by Special Related Parties immediately after the Tender Offer” represents the total number of voting rights relating to share certificates, etc., held by each Special Related Party (excluding treasury stock held by Hitachi Kokusai Electric).
2.	The “Total number of voting rights held by all the shareholders in the Target” (Every 1,000 shares represent one trading unit (1 tangen)) indicates the number of voting rights of all the shareholders of the Target as of September 30, 2008, as reported in the Quarterly Report for the 3rd quarter of its 85th Business Period, submitted by Hitachi Kokusai Electric on February 13, 2009. Because shares of less than one trading unit also fall within the scope of this Tender Offer, the “Shareholding ratio after the Tender Offer” was calculated based on 102,892 units for the “Total number of voting rights held by all the shareholders in the Target.” This was determined by adding 1,841 units (the number of voting rights corresponding to 1,841,566 shares of less than one trading unit after deducting 693 shares, the number of Hitachi Kokusai Electric’s treasury shares that were less than one unit as of September 30, 2008, from 1,842,259 shares, the number of shares of less than one unit as of the same date as reported by Hitachi Kokusai Electric in the aforementioned Quarterly Report) to 101,051 units, the “Total number of voting rights held by all the shareholders in the Target.”
3.	The figures in the “Shareholding ratio before the Tender Offer” and the “Shareholding ratio after the Tender Offer” were rounded to second decimal places.

(4) Calculation Method for Settlement Matters on a Pro Rata Basis

Because the total number of tendered share certificates, etc. exceeded the planned maximum number of shares to be purchased (up to 13,406,000 shares), Hitachi does not purchase the excess in whole or in part and determines the purchase of share certificates and handle other settlement matters on a pro rata basis, in accordance with Article 27-13, Paragraph 5 of the Law and the provisions of Article 32 of the Ordinance (If the number of tendered share certificates, etc., by a shareholder contains a portion of shares less than 1 trading unit (tangen: 1,000 shares), the number of shares to be purchased, as calculated on a pro rata basis, will be limited to the number of tendered share certificates, etc., by each shareholder.), as stated in the Public Notice of Commencement of the Tender Offer and the Tender Offer Registration Statement.

Because the total number of shares to be purchased from each tendering shareholder, after rounding the number of shares constituting less than one trading unit resulting from pro rata calculation, was less than the planned maximum number of shares to be purchased, Hitachi purchased one trading unit from each of the tendering shareholders, beginning with the tendering shareholder with the largest number of disregarded fractional shares due to rounding, until the planned maximum number of shares to be purchased is reached (if purchase of one additional trading unit exceeds the number of tendered share certificates, etc., the purchase will be limited to the number of tendered share certificates, etc.). However, because the planned maximum number of shares to be purchased was exceeded as a result of making purchases via this method from all tendering shareholders with the same number of disregarded fractional shares, purchases was determined by lottery among said shareholders to the extent that the number of shares to be purchased does not fall below the planned maximum number of shares to be purchased.

(5) Tender Offer Cost

¥10,457 million

(6) Method of Settlement

1) Name and Location of Head Office of Securities Companies/Banks, etc., in Charge of Settlement

Nomura Securities Co., Ltd.

9-1, Nihombashi 1-chome, Chuo-ku, Tokyo

2) Commencement Date of Settlement

Wednesday, March 18, 2009

3) Method of Settlement

Upon expiration of the Tender Offer Period, Hitachi will, without delay, send notice of Tender Offer purchases and other matters to the addresses of tendering shareholders (in the case of a foreign resident who does not hold a working account with the Tender Offer Agent, to its standing proxy). Purchases will be made in cash. Payment for purchased shares will be made by means of remittance, etc., in accordance with the instructions of tendering shareholders (Fees may be incurred for remitting payment.).

4) Method of Returning Share Certificates, etc.

Hitachi will return share certificates, etc. by recovering the record to the status immediately before the share certificates, etc. were tendered, soon after the commencement date of settlement. (If share certificates, etc. are to be transferred to an account of a tendering shareholder at another securities company, etc., please provide instructions to that effect.)

(7) Location Where Tender Offer Report is Available

Hitachi, Ltd. (6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo)

Tokyo Stock Exchange, Inc. (2-1, Nihombashi Kabutocho, Chuo-ku, Tokyo)

Osaka Securities Exchange Co., Ltd. (8-16, Kitahama 1-chome, Chuo-ku, Osaka)

3. Management Policy and Outlook After Completion of the Tender Offer

The management policy after completion of the Tender Offer is the same as Hitachi’s news release on January 14, 2009 titled “Hitachi to Commence Tender Offer for Hitachi Kokusai Electric Shares.”

Hitachi expects that the outcome of the Tender Offer will have negligible impact on the Hitachi’s consolidated business results for the fiscal year ending on March 31, 2009.

II. Change in Status of Subsidiary

1. Reason and Method of the Change

As a result of the tender offer, Hitachi Kokusai Electric will be a consolidated subsidiary of Hitachi on March 18, 2009.

2. Outline of the Subsidiary

Company Name	Hitachi Kokusai Electric Inc.
Name and Title of Representative	Kunio Hasegawa, President, Chief Executive Officer and Director
Head Office	4-14-1 Soto-Kanda, Chiyoda-ku, Tokyo, Japan
Date Established	November 17, 1949
Description of Business	Production and sales of Wireless Communications and Information Systems (wireless communications systems and information processing systems), Broadcasting and Video Systems (broadcasting systems, and monitoring systems and image processing), and Semiconductor Manufacturing Systems (semiconductor manufacturing equipment)
Accounting Period	March
Employee Number	2,681 (As of December 31, 2008)
Paid-in Capital	¥10,058 million (As of December 31, 2008)
Number of Shares Issued	105,221 thousand shares (As of February 13, 2009)
Major Shareholders and Shareholdings	Hitachi, Ltd.	37.12%
	Japan Trustee Services Bank, Ltd. (Trustee Account)	7.80%
	The Master Trust Bank of Japan, Ltd. (Trustee Account)	6.87%
	Japan Trustee Services Bank, Ltd. (Trustee Account4G) TAM TWO	3.34%
	(Standing proxy: The Bank of Tokyo-Mitsubishi UFJ, Ltd.)	1.45%
	(As of September 30, 2008)

Performance Trends in the Most Recent Business Year:

(Consolidated basis)

	March 31, 2007 (83rd Business Period)	March 31, 2008 (84th Business Period)
Revenues	193,970 million yen	197,983 million yen
Operating income	15,561 million yen	16,933 million yen
Ordinary income	15,119 million yen	18,405 million yen
Net income	8,449 million yen	11,804 million yen
Total assets	214,950 million yen	203,057 million yen
Net assets	102,660 million yen	109,971 million yen

(Non-consolidated basis)

	March 31, 2007 (83rd Business Period)	March 31, 2008 (84th Business Period)
Revenues	150,434 million yen	156,972 million yen
Operating income	10,186 million yen	12,057 million yen
Ordinary income	11,137 million yen	13,761 million yen
Net income	6,520 million yen	10,812 million yen
Total assets	185,506 million yen	181,155 million yen
Net assets	86,996 million yen	94,073 million yen
Cash dividend per share	14 yen	18 yen

3. Number of Shares Purchased, Purchase Price, Ratio to Number of Shares Issued and Share Ownership Prior to and After Purchase

(1) Share ownership prior to purchase	39,056,750 shares
(Shareholding ratio to number of shares issued 37.12%)
(number of voting rights 39,056 units)

(2) Number of shares to be purchased	13,406,000 shares
(Purchase price ¥10,457 million; ratio to number of shares issued 12.74%) (number of voting rights 13,406 units)

(3) Share ownership after purchase	52,462,750 shares
(Shareholding ratio to number of shares issued 49.86%)
(number of voting rights 52,462 units)

Notes:

1.	The calculation of the ratio to number of shares issued above are based on the number of shares issued (105,221,259 shares) as of February 13, 2009 as stated in Hitachi Kokusai Electric’s Quarterly Report for the 3rd quarter of its 85th Business Period as submitted on the same date.
2.	The figures in the ratio to number of shares issued above are rounded to second decimal places.

4. Scheduled Date of Change in Status of Subsidiary

Wednesday, March 18, 2009        Commencement Date of Settlement

5. Outlook

Hitachi expects that this change of subsidiary will have negligible impact on the Hitachi’s consolidated business results for the fiscal year ending on March 31, 2009.

Cautionary Statement

Certain statements found in this document may constitute “forward-looking statements” as defined in the U.S. Private Securities Litigation Reform Act of 1995. Such “forward-looking statements” reflect management’s current views with respect to certain future events and financial performance and include any statement that does not directly relate to any historical or current fact. Words such as “anticipate,” “believe,” “expect,” “estimate,” “forecast,” “intend,” “plan,” “project” and similar expressions which indicate future events and trends may identify “forward-looking statements.” Such statements are based on currently available information and are subject to various risks and uncertainties that could cause actual results to differ materially from those projected or implied in the “forward-looking statements” and from historical trends. Certain “forward-looking statements” are based upon current assumptions of future events which may not prove to be accurate. Undue reliance should not be placed on “forward-looking statements,” as such statements speak only as of the date of this document.

Factors that could cause actual results to differ materially from those projected or implied in any “forward-looking statement” and from historical trends include, but are not limited to:

•

increased commoditization of information technology products and digital media related products and intensifying price competition for such products, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

•	fluctuations in product demand and industry capacity, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

•	uncertainty as to Hitachi’s ability to continue to develop and market products that incorporate new technology on a timely and cost-effective basis and to achieve market acceptance for such products;

•	rapid technological innovation, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

•

exchange rate fluctuation for the yen and other currencies in which Hitachi makes significant sales or in which Hitachi’s assets and liabilities are denominated, particularly against the U.S. dollar and the euro;

•	increases in the price of raw materials including, without limitation, petroleum and other materials, such as copper, steel, aluminum and synthetic resins;

•

uncertainty as to Hitachi’s ability to implement measures to reduce the potential negative impact of fluctuations in product demand, exchange rate fluctuation and/or increases in the price of raw materials;

•

general socio-economic and political conditions and the regulatory and trade environment of Hitachi’s major markets, particularly Japan, Asia, the United States and Europe, including, without limitation, a return to stagnation or a deterioration of the Japanese economy, direct or indirect restrictions by other nations on imports, or differences in commercial and business customs including, without limitation, contract terms and conditions and labor relations;

•	uncertainty as to Hitachi’s access to, or ability to protect, certain intellectual property rights, particularly those related to electronics and data processing technologies;

•

uncertainty as to the outcome of litigation, regulatory investigations and other legal proceedings of which the Company, its subsidiaries or its equity method affiliates have become or may become parties;

•	the possibility of incurring expenses resulting from any defects in products or services of Hitachi;

•	uncertainty as to the success of restructuring efforts to improve management efficiency and to strengthen competitiveness;

•	uncertainty as to the success of alliances upon which Hitachi depends, some of which Hitachi may not control, with other corporations in the design and development of certain key products;

•	uncertainty as to Hitachi’s ability to access, or access on favorable terms, liquidity or long-term financing; and

•	uncertainty as to general market price levels for equity securities in Japan, declines in which may require Hitachi to write down equity securities it holds.

The factors listed above are not all-inclusive and are in addition to other factors contained in Hitachi’s periodic filings with the U.S. Securities and Exchange Commission and in other materials published by Hitachi.

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